NEWS RELEASE	No. 15-19
TSX: ELD NYSE: EGO	October 29, 2015

Eldorado Reports 2015 Third Quarter Financial and Operational Results

Gold production of 183,226 ounces, All-In Sustaining Costs of $835 per ounce

VANCOUVER, BC – For the third quarter ended September 30, 2015, Eldorado Gold Corporation, (“Eldorado” or “the Company”) reports gold production of 183,226 ounces (Q3 2014 - 192,578 per ounce) with average cash costs of $552 per ounce (Q3 2014 - $488 per ounce). Adjusted net loss for the quarter was $4.0 million ($0.01 loss per share) compared to a $36.1 million profit ($0.05 per share) in Q3 2014.

Paul Wright, Chief Executive Officer said: “Our consistently strong operational results underline many of the core strengths of the Company. The operational teams in Turkey and China and the international exploration team all delivered another successful quarter. In Greece, our employees and contractors are now back at work on the Skouries and Olympias projects, and mining operations have resumed at Stratoni. The Company anticipates further positive engagement with the Greek government as we move forward with development.”

“Based on our continued strong results, we are upgrading our 2015 production guidance to be 710,000 ounces of gold at average cash costs of $565 per ounce and all-in sustaining costs of $870 per ounce.”

Third Quarter Highlights

Financial

•	Gold revenues were $206.2 million (2014 – $241.2 million) on sales of 182,124 ounces of gold at an average realized gold price of $1,132 per ounce (2014 – 189,321 ounces at $1,274 per ounce).
•	Loss attributable to shareholders of the Company was $96.1 million ($0.13 loss per share), compared to net profit attributable to shareholders of the Company of $19.8 million ($0.03 per share) in the third quarter of 2014.
•	The Company recorded non-cash charges totaling $84.4 million to income tax expense including $63.5 million related to an increase in the corporate income tax rate in Greece, and $20.9 million related to the impact of foreign currency movements on the valuation of the Company’s tax basis of assets in Turkey, China and Brazil.

Liquidity of $763.8 million, including $388.8 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US dollars unless stated otherwise.

1

Operational & Corporate

•	Gold production of 183,226 ounces (2014 – 192,578 ounces), including production from Olympias tailings retreatment.
•	Cash operating costs averaged $552 per ounce (2014 – $488 per ounce).
•	All in sustaining cash costs averaged $835 per ounce (2014 – $735 per ounce).
•	Gross profit from gold mining operations of $53.1 million (2014 – $102.9 million).
•	Adjusted net loss of $4.0 million ($0.01 loss per share) compared to adjusted net earnings of $36.1 million ($0.05 earnings per share) in 2014.
•	Cash generated from operating activities before changes in non-cash working capital was $43.4 million (2014 – $78.7 million).

Third Quarter Financial Results

($ millions except where noted)	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Revenues	$211.5	$263.5	$664.0	$808.9
Gold revenues	$206.2	$241.2	$634.4	$736.4
Gold sold (ounces)	182,124	189,321	534,000	570,570
Average realized gold price (per ounce)	$1,132	$1,274	$1,188	$1,291
Cash operating costs (per ounce sold)	$552	$488	$547	$499
Total cash cost (per ounce sold)	$609	$543	$601	$556
All-in sustaining cash cost (per ounce sold)	$835	$735	$819	$784
Gross profit from gold mining operations	$53.1	$102.9	$191.7	$301.8
Adjusted net earnings/(loss)	($4.0)	$36.1	$32.5	$109.2
Net profit (loss) attributable to shareholders of the Company	($96.1)	$19.8	($302.9)	$88.7
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.13)	$0.03	($0.42)	$0.12
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.13)	$0.03	($0.42)	$0.12
Dividends paid (Cdn$ per share)	$0.01	$0.01	$0.02	$0.02
Cash flow from operating activities before changes in non-cash working capital	$43.4	$78.7	$164.2	$265.6

Loss attributable to shareholders of the Company was $96.1 million (or $0.13 loss per share) for the quarter compared with profit of $19.8 million (or $0.03 per share) in the third quarter of 2014. During the quarter the Company recorded non-cash charges to income tax expense of $84.4 million including $63.5 million related to a change in the corporate income tax rate in Greece, and $20.9 million related to the impact of foreign currency movements on the valuation of the Company’s tax basis of assets in Turkey, China, and Brazil. Adjusted net loss for the quarter was $4.0 million (or $0.1 loss per share) compared with adjusted net profit of $36.1 million (or $0.05 earnings per share) in the third quarter of 2014.

2

During the quarter the Company temporarily suspended operating and development activities at its projects in Greece as a result of a decision by the Greek Ministry of Energy and Environment suspending the technical studies previously approved for the Company’s Kassandra mining projects. The Company expensed $6.3 million in mine standby costs for the five week period that the activities were suspended. A significant portion of this standby cost relates to the payment of 50% salary to those employees suspended. Activities recommenced in October after the Council of State – Greece’s Supreme Court on administrative and environmental matters – issued an injunction against enforcement of the decision of the Ministry of Energy and Environment. This is an interim injunction which will be in effect pending the final decision of the Council of State in the proceedings in which the interim injunction was granted.

Gold sales volumes and realized prices for the third quarter fell year on year which impacted gold revenues and gross profit from gold mining operations. The decrease in sales volumes was mainly due to lower production at Kisladag year on year. Cash operating costs per ounce increased year on year at all mines except Efemcukuru. General and administrative costs fell $5.5 million year on year mainly due to lower costs in the Company’s Vancouver and Ankara offices as a result of a weakening in the Canadian and Turkish currencies in relation to the US dollar. Interest and financing costs fell $3.4 million due to an increase in the capitalization of bond interest on the Company’s Greek development projects.

Operational Review

TURKEY

Kisladag

As expected, gold production for the quarter was 11% lower, and cash operating costs were 33% higher year on year due to a 41% decrease in ore grade mitigated somewhat by a 38% increase in ore tonnes. These changes year on year were due to planned mining phase changes and increases in sulfide run of mine ore placed on the leach pad, which resulted in a lower average treated head grade. Capital expenditures for the quarter included costs for capitalized waste stripping, mine equipment overhauls, overland conveyor and leach pad construction.

Efemcukuru

Gold production for the quarter was 1% higher year on year. Cash operating costs were 14% lower due to a weaker Turkish lira and cost reduction initiatives. Capital expenditures included underground development, mine equipment overhauls, and process and tailings facility construction projects.

CHINA

Jinfeng

Gold production was 4% lower year on year mainly as a result of the completion of open pit mining in the first quarter this year. Cash operating costs were 5% higher due to lower gold production. Gold sales were impacted by shipping delays at quarter end, which pushed 5,851 ounces of September gold production into October sales. No shipping delays are expected to occur for the rest of the year. Capital expenditures for the quarter included underground development, mining equipment and tailings dam capacity improvements.

3

Tanjianshan

Gold production for the quarter was 14% higher year on year mainly due to a drawdown of gold-in-circuit inventory. Cash operating costs per ounce were 18% higher for the quarter mainly due to higher ore tonnes mined at a lower head grade (123,343 tonnes at 2.63 g/t compared to 63,343 tonnes at 3.67 g/t year on year). Capital spending included capitalized waste stripping at the Jinlonggou pit, development of the decline at the Qinlongtan deposit, and tailings dam construction.

White Mountain

Gold production during the quarter was 10% lower year on year mainly due to gold in circuit inventory movements and lower tonnes and average recoveries. Cash operating costs per ounce were 17% higher mainly due to higher stope development activities as well as lower gold production. Capital expenditures included capitalized underground development, processing plant improvements and tailings dam works.

GREECE

Stratoni

Concentrate production for the third quarter was lower year on year due to lower ore tonnes processed and lower zinc head grade. Plant throughput was affected by lower mine production as a result of fewer production stopes available in the mine as well as a five week suspension of operations at the Kassandra mines. During the quarter the Company recorded a non-cash $1.6 million write-down of lead and zinc concentrate inventories due to low metal prices.

In October the Company entered into an amendment to the Stratoni silver stream agreement with Silver Wheaton. Since 2007, Eldorado has received a fixed $3.90 per ounce of payable silver produced from the mine (subject to a 1% increase per year).  Under the revised terms, Eldorado will receive additional Top Up Payments (“TUP”) per ounce based on the number of exploration metres drilled at Stratoni by December 31, 2020. The TUP payments are in addition to the fixed payment of $3.90 per ounce and will be based on the following schedule:

•	10,000 – 19,999 exploration metres drilled = $2.50/oz TUP
•	20,000 – 29,999 exploration metres drilled = $5.00/oz TUP
•	30,000+ exploration metres drilled = $7.00/oz TUP

Development Review

TURKEY

Kisladag Mine Optimization

Modifications to the crushing and screening circuits began during the quarter with the goal of optimizing product crush size. Completion is targeted for the first quarter of 2016. Engineering for the Phase IV primary crusher and expansion circuit was ongoing during the quarter. Modification of the leach pad conveying system to increase throughput began with commissioning of the system scheduled for early 2016. Installation of the new 154 KV substation was completed. Approvals were received from Turkish regulatory authorities for construction of the transmission line feeding the substation, and preliminary work began on the line. A total of $8.6 million was spent on mine expansion and optimization work.

4

GREECE

Olympias

Underground development and refurbishing continued during the quarter in parallel with tailings retreatment. Development of the main decline accessing the orebody from the Kokkinolakas valley also progressed using cover grouting to provide control of ground water inflows during excavation. Significant progress was made on the construction of the Kokkinolakas TMF. During the quarter, Olympias treated 119,314 tonnes of tailings and produced 2,989 gold ounces. An estimated 900,000 wet metric tonnes of tailings remain to be reclaimed from the tailings dam.

The basic engineering package was completed during the quarter with the project advancing to the detailed engineering and procurement phase. Good progress was made with the completion of the Hazard and Operability Study review and a 30% milestone design review. Procurement activities were ramped up with the placement of purchase orders for the flotation cells and ball mill. Detailed geotechnical investigations also took place, and the civil detailed design contractor commenced the civil/structural design, and detailing of the priority areas. The five week suspension of activities at the Kassandra mines impacted site work, however engineering and procurement continued. Overall expenditure for the period was $12.9 million.

Skouries

Prior to the five week suspension of activities construction advanced with equipment and structural steel deliveries to the site. Installation of structural steel and flotation tanks also commenced in the flotation buildings with good progress. Favorable weather during the quarter enabled progress on earthworks. Work also progressed on the construction of the Karatzas Lakkos tailing storage facility, with excavation and profiling started in the ravine bed in preparation for the installation of the bottom outlet. During the suspension period, work continued on finalising the engineering and procurement activities with a substantial completion projected by the end of the fourth quarter. Overall expenditure for the period was $24.7 million.

ROMANIA

Certej

Following the release of the results from the positive feasibility study in the second quarter, work continued on further optimization of the project through a series of trade off studies which are now underway. This work includes process improvements around silver recovery as well as defining supply based opportunities associated with lime, limestone and oxygen supplies. Engineering support for ongoing permitting activities continues as a key focus of effort through the end of 2015.

Overall expenditure of $2.5 million was spent on Certej including site work, ongoing metallurgical testwork, and engineering support.

CHINA

Eastern Dragon

Work continued on the preparation of reports and information as follow-on from receipt of the Project Permit Approval (PPA) from the National Development and Reform Commission. Installation work related to completion of structural steel support and access to the process circuit continued inside the plant facilities while additional infrastructure items related to completion of power and heating facilities were ongoing. Overall expenditure for the period was $0.6 million.

5

BRAZIL

Tocantinzinho

Following completion and release of the positive feasibility study in the second quarter, activity continued on the development of opportunities identified in the study. In addition to an engineering analysis of the process design, the impact of the continued weakening of the Brazilian Real on the project economics is being assessed. Work on improving access to the site resumed during the dry season. Overall expenditure of $1.1 million was spent during the period.

Exploration Review

Greece

Third quarter exploration activities were limited to brownfields programs in the Halkidiki district. Underground drilling continued at Stratoni, targeting the along-strike western extension of the Mavres Petres orebody. New drilling results included intercepts of 37.25 metres @ 6.42 g/t Au, 324 g/t Ag, and 28.5% Pb + Zn (MP-0756); 7.3 metres @ 1.48 g/t Au, 183 g/t Ag, and 13.3% Pb + Zn (MP-0758); 30.4 metres @ 6.12 g/t Au, 107 g/t Ag, and 16.6% Pb + Zn (MP-0759); and 21.3 metres @ 4.04 g/t Au, 718 g/t Ag, and 17.8% Pb + Zn (also MP-0759). Exploration work was curtailed in late August due to the suspension of activities.

Romania

Drilling programs were conducted at the Magura and Muncel projects. At Magura, 22 drillholes totalling over 7,700 metres of drilling tested a series of epithermal veins and peripheral stockwork zones over a strike length of approximately one kilometre. Nearly all drillholes intersected significant mineralized zones, with notable intersections including: 14.0 metres @ 2.27 g/t Au (MASD-060); 4.0 metres @ 3.29 g/t Au (MASD-064); 4.0 metres @ 3.75 g/t Au (MASD-070); and 3.0 metres @ 8.51 g/t Au (MASD-074). At Muncel, drilling tested for downdip extensions of historically mined ore bodies.

Turkey

Exploration drilling commenced late in the quarter at the Dolek porphyry/epithermal prospect in northeastern Turkey. The current program is testing several structurally-controlled mineralized zones spatially associated with magnetic and geochemical anomalies within an alteration system exposed over an area of 10 square kilometres. Detailed mapping and sampling programs continued at Efemcukuru, in preparation for surface drilling of new targets in the fourth quarter.

China

At White Mountain, underground exploration included three step-out drillholes in the Far North zone. All three drillholes intersected high-grade breccia zones along or just beneath the targeted sandstone-dolomite contact. Results included 10.4 metres @ 10.14 g/t Au (DHE365-323a), 6.8 metres @ 14.51 g/t Au (DHE365-324), and 1.0 metres @ 8.84 g/t Au (DHE365-325).

6

At Tanjianshan, underground exploration drilling from the Qinlongtan North decline continued through the quarter. The drilling confirms down-dip continuity of the high-grade orebody, with new intercepts of 13.8 metres @ 6.16 g/t Au (QD-UG30) and 4.8 metres @ 4.27 g/t Au (QD-UG 39). These intersections represent down-dip stepouts of 40 metres and 75 metres respectively from the current resource model.

Corporate

The Company is pleased to announce two executive promotions within the organization. Shane Williams, based in the Athens office, was promoted to Vice President, Capital Projects effective July 1, 2015. Jacinta Zaleski, based in the Vancouver office, will be promoted to Vice President, Human Resources, effective November 1, 2015.

Norman Pitcher will be stepping down as President, effective December 31, 2015. Paul Wright, Eldorado’s Chief Executive Officer, noted “Norm has recently informed us of his intention to retire from the Company to pursue personal interests. Norm will be greatly missed as we all hold him in very high regard and have worked closely together for over 12 years. We thank him for the significant contributions he has made throughout the organization and we wish him well.”

Paul Wright will resume the role of President and Chief Executive Officer.

Compensation

In light of the current gold price, and as a part of continued cost savings, the Company will implement the following effective November 1, 2015:

•	A 20% reduction in base salary for the Chief Executive Officer.
•	A 10% reduction in base salary for the Executive Team (President, Chief Financial Officer, Chief Operating Officer, Executive Vice President, Administration & Corporate Secretary).
•	A 10% reduction in the annual retainer fee for the Board of Directors.

Outlook

Gold production for 2015 is forecast to be 710,000 ounces of gold with average cash costs for commercial production of $565 per ounce and all-in sustaining cash costs of $870 per ounce. Previous mid-year guidance was production of 690,000 ounces at average cash costs of $590 per ounce and all-in sustaining cash costs of $925 per ounce. Forecasted sustaining capital spending remains unchanged at $110.0 million. New project development capital spending is now forecast at $225.0 million, compared with previous guidance of $300.0 million. The forecast for new project development capital is lower than previous guidance mainly due to presently projected lower capital spending at Skouries.

Conference Call

Senior management of the Company will host a conference call on October 30, 2015 at 9:00 AM ET to discuss Eldorado’s Third Quarter 2015 Financial and Operating Results. The call will be webcast and can be accessed at Eldorado’s website at www.eldoradogold.com. Participants may join the call by dialing toll-free: 1 888 231 8191 or 647 427 7450. A replay is available until November 6, 2015 by dialing toll-free: 1 855 859 2056 or 416 849 0833 (pass code 5125 3588).

7

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure of exploration results in this press release. Drillhole results quoted represent mineralized widths in drillholes, which are greater than the true widths of mineralized zones. Assay results reported in this release for Greece were determined from diamond drill core samples that were crushed, split, and pulverized at Eldorado’s preparation facility in Canakkale, Turkey.  Gold analyses were completed by fire assay at the Bureau Veritas (formerly AcmeLabs) facility in Ankara, Turkey.  Silver, lead, and zinc analyses were completed in the Bureau Veritas Vancouver laboratory using Aqua Regia Digestion and either an ICP-MS finish (silver) or ICP-ES finish (lead and zinc)..  Field duplicate and blank samples were inserted prior to shipment to the preparation facility, certified standard reference materials were inserted prior to shipment to the assay laboratory, and results were regularly monitored to ensure the quality of the data. Assay results reported in this release for Romania were from drillcore samples that were prepared and assayed at the ALS facility in Romania. Analysis for gold used fire assay methods. Standard reference materials, blank and field duplicate samples were regularly inserted to monitor and control the quality of the assay data. Assay results reported in this release for China were determined from diamond drill core samples that were crushed, split, and pulverized at Eldorado’s sample preparation facilities at the Tanjianshan and White Mountain mines.  Gold analyses were completed by fire assay at the ALS Chemex facility in Guangzhou.  Field duplicate, and blank samples were inserted prior to shipment to the preparation facility, certified standard reference materials were inserted prior to shipment to the assay laboratory, and results were regularly monitored to ensure the quality of the data.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2015 Third Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr

Vice President Investor Relations & Corporate Communications

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

8

ELDORADO GOLD
Q3 2015 Gold Production Highlights (in US$)

	Third Quarter 2015	Third Quarter 2014	YTD 2015	YTD 2014
Gold Production
Ounces Sold	182,124	189,321	534,000	570,570
Ounces Produced[1]	183,226	192,578	553,800	589,652
Cash Operating Cost ($/oz)[2,4]	552	488	547	499
Total Cash Cost ($/oz)[3,4]	609	543	601	556
Realized Price ($/oz - sold)	1,132	1,274	1,188	1,291
Kişladağ Mine, Turkey
Ounces Sold	69,514	82,374	216,497	222,041
Ounces Produced	69,672	78,030	216,706	222,085
Tonnes to Pad	5,291,983	3,829,444	14,391,185	10,814,170
Grade (grams / tonne)	0.75	1.28	0.70	1.04
Cash Operating Cost ($/oz)[4]	548	411	553	435
Total Cash Cost ($/oz)[3,4]	558	427	568	454
Efemçukuru Mine, Turkey
Ounces Sold	26,399	24,033	73,250	77,115
Ounces Produced	27,123	26,838	76,048	78,841
Tonnes Milled	116,723	106,942	335,993	324,149
Grade (grams / tonne)	8.18	9.08	8.03	8.54
Cash Operating Cost ($/oz)[4]	472	547	507	541
Total Cash Cost ($/oz)[3,4]	487	564	524	562
Tanjianshan Mine, China
Ounces Sold	37,254	25,387	80,755	79,556
Ounces Produced	29,055	25,387	80,755	79,556
Tonnes Milled	272,314	281,863	803,805	823,699
Grade (grams / tonne)	3.28	3.50	3.38	3.41
Cash Operating Cost ($/oz)[4]	450	381	435	399
Total Cash Cost ($/oz)[3,4]	612	563	602	575
Jinfeng Mine, China
Ounces Sold	32,598	39,397	107,573	126,255
Ounces Produced	38,028	39,421	112,948	126,284
Tonnes Milled	339,300	353,048	990,744	1,090,006
Grade (grams / tonne)	4.09	3.86	4.13	4.01
Cash Operating Cost ($/oz) [4]	639	609	566	590
Total Cash Cost ($/oz) [3,4]	719	693	651	673
White Mountain Mine, China
Ounces Sold	16,359	18,130	55,925	65,603
Ounces Produced	16,359	18,130	55,925	65,603
Tonnes Milled	214,025	218,500	631,385	632,923
Grade (grams / tonne)	2.85	2.79	3.12	3.48
Cash Operating Cost ($/oz) [4]	761	648	699	611
Total Cash Cost ($/oz) [3,4]	799	691	738	651
Olympias, Greece
Ounces Sold	-	-	-	-
Ounces Produced[1]	2,989	4,772	11,418	17,283
Tonnes Milled	119,315	137,566	423,248	450,101
Grade (grams / tonne)	1.02	2.74	1.89	2.87
Cash Operating Cost ($/oz)[4]	-	-	-	-
Total Cash Cost ($/oz)[3,4]	-	-	-	-

[1]	Ounces produced include production from tailings retreatment at Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.
9

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of US dollars)

	Note	September 30, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents		384,300	498,514
Term deposits		4,454	2,800
Restricted cash		258	262
Marketable securities		16,021	4,251
Accounts receivable and other		74,463	117,995
Inventories		197,126	223,412
		676,622	847,234
Deferred income tax assets		-	104
Other assets		69,890	43,605
Defined benefit pension plan		12,595	12,790
Property, plant and equipment		5,822,828	5,963,611
Goodwill		526,296	526,296
		7,108,231	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	4(b)	220,151	184,712
Current debt	6	-	16,343
		220,151	201,055
Debt	6	588,846	587,201
Other non-current liabilities	4(b)	2,127	49,194
Asset retirement obligations		111,240	109,069
Deferred income tax liabilities	7	922,902	869,207
		1,845,266	1,815,726
Equity
Share capital	8	5,319,101	5,318,950
Treasury stock		(10,449)	(12,949)
Contributed surplus		45,261	38,430
Accumulated other comprehensive loss		(22,669)	(18,127)
Deficit		(367,996)	(53,804)
Total equity attributable to shareholders of the Company		4,963,248	5,272,500
Attributable to non-controlling interests		299,717	305,414
		5,262,965	5,577,914
		7,108,231	7,393,640

Approved on behalf of the Board of Directors

(Signed) John Webster Director

(Signed) Paul N. Wright Director

The accompanying notes are an integral part of these consolidated financial statements.

10

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of US dollars except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note
		2015	2014	2015	2014
		$	$	$	$
Revenue
Metal sales		211,516	263,510	664,012	808,877

Cost of sales
Production costs		117,769	123,503	352,622	380,812
Inventory write-down		1,595	7,577	7,805	7,577
Depreciation and amortization		44,167	39,341	130,442	129,008
		163,531	170,421	490,869	517,397
Gross profit		47,985	93,089	173,143	291,480

Exploration expenses		4,522	3,488	10,831	11,273
Mine standby costs		7,027	-	8,439	-
General and administrative expenses		11,908	17,430	41,383	52,373
Defined benefit pension plan expense		406	407	1,266	1,223
Share based payments		2,803	3,253	12,977	15,528
Impairment loss on property, plant and equipment	5	-	-	254,910	-
Other writedown of assets		6,891	-	6,891	-
Foreign exchange loss		4,765	4,468	13,416	1,554
Operating profit (loss)		9,663	64,043	(176,970)	209,529

Loss on disposal of assets		24	278	40	2,103
Loss on marketable securities and other investments		-	122	-	1,444
Loss on investments in associates		-	-	-	102
Other income		(1,402)	(4,206)	(5,566)	(7,053)
Asset retirement obligation accretion		610	582	1,808	1,745
Interest and financing costs		3,385	6,832	13,393	23,153

Profit (loss) before income tax		7,046	60,435	(186,645)	188,035
Income tax expense	7	102,684	38,900	113,091	96,343
Profit (loss) for the period		(95,638)	21,535	(299,736)	91,692

Attributable to:
Shareholders of the Company		(96,091)	19,791	(302,935)	88,691
Non-controlling interests		453	1,744	3,199	3,001
Profit (loss) for the period		(95,638)	21,535	(299,736)	91,692

Weighted average number of shares outstanding
Basic		716,587	716,284	716,586	716,254
Diluted		716,589	716,284	716,591	716,254

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(0.13)	0.03	(0.42)	0.12
Diluted earnings (loss) per share		(0.13)	0.03	(0.42)	0.12

The accompanying notes are an integral part of these consolidated financial statements.

11

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Profit (loss) for the period	(95,638)	21,535	(299,736)	91,692
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	(5,451)	(687)	(4,542)	(840)
Realized gains on disposal of available-for-sale financial assets	-	142	-	901
Total other comprehensive (loss) gain for the period	(5,451)	(545)	(4,542)	61
Total comprehensive income (loss) for the period	(101,089)	20,990	(304,278)	91,753

Attributable to:
Shareholders of the Company	(101,542)	19,246	(307,477)	88,752
Non-controlling interests	453	1,744	3,199	3,001
	(101,089)	20,990	(304,278)	91,753

The accompanying notes are an integral part of these consolidated financial statements.

12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period		(95,638)	21,535	(299,736)	91,692
Items not affecting cash:
Asset retirement obligation accretion		610	582	1,808	1,745
Depreciation and amortization		44,167	39,341	130,442	129,008
Unrealized foreign exchange loss		899	708	1,826	584
Deferred income tax expense		83,198	12,516	53,785	22,183
Loss on disposal of assets		24	278	40	2,103
Loss on investments in associates		-	-	-	102
Other writedown of assets		6,891	-	6,891	-
Impairment loss on property, plant and equipment		-	-	254,910	-
Loss on marketable securities and other investments		-	122	-	1,444
Share based payments		2,803	3,253	12,977	15,528
Defined benefit pension plan expense		406	407	1,266	1,223
		43,360	78,742	164,209	265,612

Property reclamation payments		(323)	-	(416)	-
Changes in non-cash working capital	11	9,526	13,447	17,706	(41,153)
		52,563	92,189	181,499	224,459
Investing activities
Net cash paid on acquisition of subsidiary	4(a)	-	-	-	(30,318)
Purchase of property, plant and equipment		(92,977)	(102,758)	(259,489)	(291,105)
Proceeds from the sale of property, plant and equipment		1,217	(36)	1,328	140
Proceeds on production from tailings retreatment		3,836	6,539	13,938	27,096
Purchase of marketable securities		(11,079)	(818)	(16,312)	(1,670)
Proceeds from the sale of marketable securities		-	269	-	1,134
Redemption of (investment in) term deposits		(752)	2,226	(1,654)	11,902
Decrease (increase) in restricted cash		(966)	11	(375)	13
		(100,721)	(94,567)	(262,564)	(282,808)
Financing activities
Issuance of common shares for cash		-	438	121	438
Proceeds from contributions from non-controlling interest	4(b)	-	-	-	40,000
Dividend paid to shareholders		(5,489)	(6,546)	(11,257)	(13,010)
Dividends paid to non-controlling interest		-	(3,410)	(3,262)	(4,225)
Purchase of treasury stock		-	-	(2,394)	(6,413)
Long-term and bank debt proceeds		-	8,127	8,171	24,490
Long-term and bank debt repayments		(8,179)	(16,240)	(24,528)	(32,622)
		(13,668)	(17,631)	(33,149)	8,658
Net decrease in cash and cash equivalents		(61,826)	(20,009)	(114,214)	(49,691)
Cash and cash equivalents - beginning of period		446,126	559,498	498,514	589,180

Cash and cash equivalents - end of period		384,300	539,489	384,300	539,489

The accompanying notes are an integral part of these consolidated financial statements.

13

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014
		$	$	$	$
Share capital
Balance beginning of period		5,319,101	5,314,813	5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		-	438	121	438
Transfer of contributed surplus on exercise of options		-	101	30	101
Transfer of contributed surplus on exercise of deferred
phantom units		-	-	-	224
Balance end of period		5,319,101	5,315,352	5,319,101	5,315,352

Treasury stock
Balance beginning of period		(12,005)	(14,845)	(12,949)	(10,953)
Purchase of treasury stock		-	-	(2,394)	(6,413)
Shares redeemed upon exercise of restricted share units		1,556	1,365	4,894	3,886
Balance end of period		(10,449)	(13,480)	(10,449)	(13,480)

Contributed surplus
Balance beginning of period		44,540	37,197	38,430	78,557
Share based payments		3,041	3,390	13,282	15,140
Shares redeemed upon exercise of restricted share units		(1,556)	(1,365)	(4,894)	(3,886)
Recognition of other non-current liability and related costs		(764)	(741)	(1,527)	(51,106)
Transfer to share capital on exercise of options and deferred
phantom units		-	(101)	(30)	(325)
Balance end of period		45,261	38,380	45,261	38,380

Accumulated other comprehensive loss
Balance beginning of period		(17,218)	(16,450)	(18,127)	(17,056)
Other comprehensive (loss) gain for the period		(5,451)	(545)	(4,542)	61
Balance end of period		(22,669)	(16,995)	(22,669)	(16,995)

Deficit
Balance beginning of period		(266,416)	(80,965)	(53,804)	(143,401)
Dividends paid		(5,489)	(6,546)	(11,257)	(13,010)
Profit (loss) attributable to shareholders of the Company		(96,091)	19,791	(302,935)	88,691
Balance end of period		(367,996)	(67,720)	(367,996)	(67,720)
Total equity attributable to shareholders of the Company		4,963,248	5,255,537	4,963,248	5,255,537

Non-controlling interests
Balance beginning of period		304,898	310,975	305,414	273,128
Profit attributable to non-controlling interests		453	1,744	3,199	3,001
Dividends declared to non-controlling interests		(5,634)	-	(8,896)	(3,410)
Increase during the period	4(b)	-	-	-	40,000
Balance end of period		299,717	312,719	299,717	312,719

Total equity		5,262,965	5,568,256	5,262,965	5,568,256

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Unaudited Condensed Consolidated Financial Statements for the quarter ended Sep 30, 2015.

14

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and other transactions
a)	Acquisition of Glory

In March 2014, Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business as defined in IFRS 3. Other than a small working capital amount, the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of September 30, 2015 is $50,720 and is included in accounts payable and accrued liabilities in the balance sheet. As of December 31, 2014 this liability was included in other non-current liabilities.

5.	Impairment of Romania project

During the quarter ended June 30, 2015, the Company completed a feasibility study of our Certej project in Romania, which reflected higher capital and operating costs than had been assumed in the purchase price allocation used to record the Company’s acquisition of European Goldfields Inc. As a result, the Company assessed the recoverable amounts of property, plant and equipment for Certej.

The recoverable amount of an asset is the higher of its value-in-use and fair value less costs to sell. An impairment loss is recognized for any excess of the carrying amount of an asset over its recoverable amount.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Impairment of Romania project (continued)

The key assumptions used for the fair value less costs to sell calculations are as follows:

Gold price ($/oz)	$1,300
Silver price ($/oz) Inflation Rate Discount rate	$20 2% 7%

As at June 30, 2015 we recorded an impairment charge of $254,910 ($214,125 net of deferred income tax recovery) on our Certej project. The carrying amount of the Certej CGU after the impairment charge was $347,018.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

6.	Debt
	September 30, 2015 $	December 31, 2014 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	-	16,343

Non-current:
Senior notes (b)	588,846	587,201
Total debt	588,846	603,544

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15,730) working capital loan with CMB. Each drawdown had a fixed interest rate of 5.6% and had a term of six months. The proceeds were used to fund working capital obligations.

During the quarter ended September 30, 2015, Jinfeng repaid the remainder RMB 50.0 million ($7,860) on this facility.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $11,154 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2015 was $524.3 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($113,184).

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2015 was 4.59%.

As at September 30, 2015, RMB 663.5 million ($104,306) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

7.	Income tax expense and deferred taxes

On July 16, 2015 the government of Greece enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. As required by IAS 12, “Income Taxes”, when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate. This non-cash adjustment is required to be charged to deferred income tax expense. The Company recorded the adjustment during the quarter ended September 30, 2015 increasing its deferred tax liability and deferred tax expense by $63.5 million.

8.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2015 there were no non-voting common shares outstanding (December 31, 2014 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2015	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30

At September 30, 2015	716,587,134	5,319,101

9.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015
	Weighted average exercise price Cdn$	Number of options
At January 1,	11.75	20,995,992
Granted	6.66	8,224,440
Exercised	6.64	(22,610)
Forfeited	12.27	(3,109,392)
At September 30,	10.08	26,088,430

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9. Share-based payments (continued)

At September 30, 2015, 18,759,010 share options (September 30, 2014 – 15,598,680) with a weighted average exercise price of Cdn$11.31 (September 30, 2014 – Cdn$12.86) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2015 was $2,145 (YTD – $9,194).

(b) Restricted share unit plan

A total of 596,089 restricted share units (“RSUs”) at a grant-date fair value of Cdn$6.67 per unit were granted during the nine-month period ended September 30, 2015 under the Company’s RSU plan and 198,696 RSUs were exercisable as at September 30, 2015.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the period ended September 30, 2015 is as follows:

Total RSUs
Balance at December 31, 2014	1,086,523
RSUs Granted	596,089
Redeemed	(679,610)
Forfeited	(81,877)
Balance at September 30, 2015	921,125

As at September 30, 2015, 921,125 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 261,685 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended September 30, 2015 was $656 (YTD – $3,492)

(c) Deferred share units plan

At September 30, 2015, 377,403 deferred share units (“DSUs”) were outstanding with a value of $1,210 which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $238 for the quarter ended September 30, 2015 (YTD – $305)

(d) Performance share units plan

A total of 623,410 performance share units (“PSUs”) were granted during the nine-month period ended September 30, 2015 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the quarter ended September 30, 2015 was $240 (YTD – $596).

10.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Fair value of financial instruments (continued)

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at September 30, 2015 are marketable securities. No liabilities are measured at fair value on a recurring basis as at September 30, 2015.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of our senior notes (note 6b), all carrying amounts of financial instruments approximate their fair value.

11.	Supplementary cash flow information
	Three months ended September 30,		Nine months ended September 30,
	2015 $	2014 $	2015 $	2014 $

Changes in non-cash working capital
Accounts receivable and other	4,231	(3,955)	17,698	(15,010)
Inventories	21,996	5,859	28,100	10,224
Accounts payable and accrued liabilities	(16,701)	11,543	(28,092)	(36,367)
Total	9,526	13,447	17,706	(41,153)

Supplementary cash flow information
Income taxes paid	17,576	26,024	63,375	66,357
Interest paid	47	188	17,322	17,548

12.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2015, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Segment information (continued)

12.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and development activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended September 30, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	108,178	99,145	(44)	4,237	-	-	211,516
Production costs	52,662	59,496	29	5,582	-	-	117,769
Inventory write-down	-	-	-	1,595	-	-	1,595
Depreciation	20,605	21,639	504	1,307	1	111	44,167
Gross profit (loss)	34,911	18,010	(577)	(4,247)	(1)	(111)	47,985

Other material items of income and expense
Other writedown of assets	6,891	-	-	-	-	-	6,891
Exploration costs	2,002	203	368	504	515	930	4,522
Income tax expense (recovery)	23,047	12,797	3,907	63,247	(314)	-	102,684

Additions to property, plant and
equipment during the period	24,874	13,495	1,146	50,512	4,398	62	94,487

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the three months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	135,913	106,087	6,267	15,243	-	-	263,510
Production costs	49,413	54,334	8,046	11,710	-	-	123,503
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	12,689	22,894	1,267	2,345	1	145	39,341
Gross profit (loss)	73,811	28,859	(10,623)	1,188	(1)	(145)	93,089

Other material items of income and expense
Exploration costs	691	813	986	234	242	522	3,488
Income tax expense	28,544	7,976	1,377	1,003	-	-	38,900

Additions to property, plant and
equipment during the period	20,328	12,264	1,227	67,748	3,915	25	105,507

(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Segment information (continued)

For the nine months ended September 30, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	343,685	293,907	(399)	26,819	-	-	664,012
Production costs	164,112	160,402	1,616	26,492	-	-	352,622
Inventory write-down	-	-	6,210	1,595	-	-	7,805
Depreciation	56,687	65,325	1,514	6,536	1	379	130,442
Gross profit (loss)	122,886	68,180	(9,739)	(7,804)	(1)	(379)	173,143

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	-	254,910	-	254,910
Other writedown of assets	6,891	-	-	-	-	-	6,891
Exploration costs	2,874	846	1,141	1,904	1,670	2,396	10,831
Income tax expense (recovery)	50,134	28,853	7,005	68,139	(41,067)	27	113,091

Additions to property, plant and
equipment during the period	54,760	37,745	1,872	155,358	13,501	213	263,449

Information about assets and liabilities
Property, plant and equipment (*)	890,469	1,379,049	206,213	2,950,602	394,722	1,773	5,822,828
Goodwill	-	52,514	-	473,782	-	-	526,296
	890,469	1,431,563	206,213	3,424,384	394,722	1,773	6,349,124

Debt	-	-	-	-	-	588,846	588,846

For the nine months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	387,885	351,879	28,763	40,350	-	-	808,877
Production costs	146,934	174,175	27,074	32,629	-	-	380,812
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	38,706	78,898	4,338	6,505	1	560	129,008
Gross profit (loss)	202,245	98,806	(10,226)	1,216	(1)	(560)	291,480

Other material items of income and expense
Exploration costs	1,805	1,932	3,156	880	1,363	2,137	11,273
Income tax expense	62,239	27,529	572	6,003	-	-	96,343

Additions to property, plant and
equipment during the period	61,367	32,742	3,106	187,784	9,588	295	294,882

Information about assets and liabilities
Property, plant and equipment (*)	875,588	1,424,597	203,770	2,739,708	626,491	2,000	5,872,154
Goodwill	-	52,514	-	473,782	-	-	526,296
	875,588	1,477,111	203,770	3,213,490	626,491	2,000	6,398,450

Debt	-	8,127	-	-	-	586,652	594,779

(9)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Segment information (continued)

For the year ended December 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

* Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

12.2 Economic dependence

At September 30, 2015, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:
TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.
12.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.
(10)

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and nine-month periods ended September 30, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 29, 2015 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2015 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sapes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Third quarter summary results

Selected consolidated financial information

•	Gold revenues were $206.2 million (2014 – $241.2 million) on sales of 182,124 ounces of gold at an average realized gold price of $1,132 per ounce (2014 – 189,321 ounces at $1,274 per ounce).

•	Loss attributable to shareholders of the Company was $96.1 million ($0.13 loss per share), compared to net profit attributable to shareholders of the Company of $19.8 million ($0.03 per share) in the third quarter of 2014.

•	The Company recorded non-cash charges totaling $84.4 million to income tax expense including $63.5 million related to a change in the corporate income tax rate in Greece, and $20.9 million related to the impact of foreign currency movements on the valuation of the Company’s tax basis of assets in Turkey, China and Brazil.

•	Liquidity of $763.8 million, including $388.8 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures and corporate developments (1)

•	Gold production of 183,226 ounces, including production from Olympias tailings retreatment (2014 – 192,578 ounces).

•	Cash operating costs averaged $552 per ounce (2014 – $488 per ounce).

•	All in sustaining cash costs averaged $835 per ounce (2014 – $735 per ounce).

•	Gross profit from gold mining operations of $53.1 million (2014 – $102.9 million).

•	Adjusted net loss of $4.0 million ($0.01 loss per share) compared to adjusted net earnings of $36.1 million ($0.05 earnings per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $43.4 million (2014 – $78.7 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. Gross profit from gold mining operations for 2014 has been restated to include by-product credits. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Outlook

Gold production for 2015 is forecast to be 710,000 ounces of gold with average cash costs for commercial production of $565 per ounce and all-in sustaining cash costs of $870 per ounce. Previous guidance was production of 690,000 ounces at an average cash cost of $590 per ounce and all-in sustaining cash costs of $925 per ounce. Forecasted sustaining capital spending remains unchanged at $110.0 million. New project development capital spending is now forecast at $225.0 million compared with previous guidance of $300.0 million. The forecast for new project development capital is lower than previous guidance mainly due to presently projected lower capital spending at Skouries.

2

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Review of Financial Results

Summarized financial results	3 months ended September 30,		9 months ended September 30,
– millions, except where noted	2015	2014	2015	2014
Revenues	$211.5	$263.5	$664.0	$808.9
Gold revenues	$206.2	$241.2	$634.4	$736.4
Gold sold (ounces)	182,124	189,321	534,000	570,570
Average realized gold price (per ounce)	$1,132	$1,274	$1,188	$1,291
Cash operating costs (per ounce sold)	$552	$488	$547	$499
Total cash cost (per ounce sold)	$609	$543	$601	$556
All-in sustaining cash cost (per ounce sold)	$835	$735	$819	$784
Gross profit from gold mining operations	$53.1	$102.9	$191.7	$301.8
Adjusted net earnings/(loss)	($4.0)	$36.1	$32.5	$109.2
Net profit (loss) attributable to shareholders of the Company	($96.1)	$19.8	($302.9)	$88.7
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.13)	$0.03	($0.42)	$0.12
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.13)	$0.03	($0.42)	$0.12
Dividends paid (Cdn$ per share)	$0.01	$0.01	$0.02	$0.02
Cash flow from operating activities before changes in non-cash working capital	$43.4	$78.7	$164.2	$265.6

Loss attributable to shareholders of the Company was $96.1 million (or $0.13 loss per share) for the quarter compared with profit of $19.8 million (or $0.03 per share) in the third quarter of 2014. During the quarter the Company recorded non-cash charges to income tax expense of $84.4 million including $63.5 million related to a change in the corporate income tax rate in Greece, and $20.9 million related to the impact of foreign currency movements on the valuation of the Company’s tax basis of assets in Turkey, China, and Brazil. Adjusted net loss for the quarter was $4.0 million (or $0.1 loss per share) compared with adjusted net profit of $36.1 million (or $0.05 earnings per share) in the third quarter of 2014.

During the quarter the Company temporarily suspended operating and development activities in Greece as a result of a decision by the Greek Ministry of Energy and Environment suspending the technical studies previously approved for the Company’s Kassandra mining projects. The Company expensed $6.3 million in mine standby costs for the five week period that the activities were suspended. A significant portion of this standby cost relates to the payment of 50% salary to those employees suspended. Activities recommenced in October after the Council of State – Greece’s Supreme Court on administrative and environmental matters – issued an injunction against enforcement of the decision of the Ministry of Energy. This is an interim injunction which will be in effect pending the final decision of the Council of State in the proceedings in which the interim injunction was granted.

Gold sales volumes and realized prices for the third quarter fell year on year which impacted gold revenues and gross profit from gold mining operations. The decrease in sales volumes was mainly due to lower production at Kisladag year on year. Cash operating costs per ounce increased year on year at all mines except Efemcukuru. General and administrative costs fell $5.5 million year on year mainly due to lower costs in the Company’s Vancouver and Ankara offices as a result of a weakening in the Canadian and Turkish currencies in relation to the US dollar. Interest and financing costs fell $3.4 million due to an increase in the capitalization of bond interest on the Company’s Greek development projects.

3

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Change in Greek income tax rate

On July 16, 2015 the government of Greece enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. As required by IAS 12, “Income Taxes”, the Company recorded a charge to income tax expense of $63.5 million related to the change in the income tax rate.

Operations update

Summarized Operating Results	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Gross profit – gold mining operations (millions)	$53.1	$102.9	$191.7	$301.8
Ounces produced – including Olympias production from tailings retreatment	183,226	192,578	553,800	589,652
Cash operating costs ($ per ounce sold)	$552	$488	$547	$499
Total cash cost ($ per ounce sold)	$609	$543	$601	$556
Kisladag
Gross profit – gold mining operations (millions)	$26.4	$63.3	$98.2	$165.1
Ounces produced	69,672	78,030	216,706	222,085
Cash operating costs ($ per ounce sold)	$548	$411	$553	$435
Total cash cost ($ per ounce sold)	$558	$427	$568	$454
Efemcukuru
Gross profit – gold mining operations (millions)	$8.6	$10.6	$25.0	$37.5
Ounces produced	27,123	26,838	76,048	78,841
Cash operating costs ($ per ounce sold)	$472	$547	$507	$541
Total cash cost ($ per ounce sold)	$487	$564	$524	$562
Tanjianshan
Gross profit – gold mining operations (millions)	$11.3	$12.9	$30.1	$40.2
Ounces produced	29,055	25,387	80,755	79,556
Cash operating costs ($ per ounce sold)	$450	$381	$435	$399
Total cash cost ($ per ounce sold)	$612	$563	$602	$575
Jinfeng
Gross profit – gold mining operations (millions)	$7.1	$12.4	$31.6	$41.7
Ounces produced	38,028	39,421	112,948	126,284
Cash operating costs ($ per ounce sold)	$639	$609	$566	$590
Total cash cost ($ per ounce sold)	$719	$693	$651	$673
White Mountain
Gross profit – gold mining operations (millions)	($0.3)	$3.7	$6.8	$17.2
Ounces produced	16,359	18,130	55,925	65,603
Cash operating costs ($ per ounce sold)	$761	$648	$699	$611
Total cash cost ($ per ounce sold)	$799	$691	$738	$651
Olympias
Ounces produced from tailings retreatment	2,989	4,772	11,418	17,283

4

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes placed on pad	5,291,983	3,829,444	14,391,185	10,814,170
Average treated head grade - grams per tonne (g/t)	0.75	1.28	0.70	1.04
Gold (ounces)
- Produced	69,672	78,030	216,706	222,085
- Sold	69,514	82,374	216,497	222,041
Cash operating costs (per ounce sold)	$548	$411	$553	$435
Total cash costs (per ounce sold)	$558	$427	$568	$454
Financial Data (millions)
Gold revenues	$78.2	$105.2	$255.6	$285.4
Depreciation and depletion	$12.9	$6.8	$34.4	$19.5
Gross profit – gold mining operations	$26.4	$63.3	$98.2	$165.1
Sustaining capital expenditures	$8.3	$5.4	$15.6	$30.5

As expected, gold production for the quarter was 11% lower, and cash operating costs were 33% higher year on year due to a 41% decrease in ore grade mitigated somewhat by a 38% increase in ore tonnes. These changes year on year were due to planned mining phase changes and increases in sulfide run of mine ore placed on the leach pad, which resulted in a lower average treated head grade. Capital expenditures for the quarter included costs for capitalized waste stripping, mine equipment overhauls, overland conveyor and leach pad construction.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	116,723	106,942	335,993	324,149
Average treated head grade - grams per tonne (g/t)	8.18	9.08	8.03	8.54
Average Recovery Rate	93.5%	93.3%	93.7%	93.2%
Gold (ounces)
- Produced	27,123	26,838	76,048	78,841
- Sold	26,399	24,033	73,250	77,115
Cash operating costs (per ounce sold)	$472	$547	$507	$541
Total cash costs (per ounce sold)	$487	$564	$524	$562
Financial Data (millions)
Gold revenues	$29.0	$30.0	$85.2	$99.7
Depreciation and depletion	$7.5	$5.8	$21.8	$18.9
Gross profit – gold mining operations	$8.6	$10.6	$25.0	$37.5
Sustaining capital expenditures	$5.2	$7.7	$15.6	$18.9

Gold production for the quarter was 1% higher year on year. Cash operating costs were 14% lower due to a weaker Turkish lira and cost reduction initiatives. Capital expenditures included underground development, mine equipment overhauls, and process and tailings facility construction projects.

5

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	272,314	281,862	803,805	823,698
Average treated head grade - grams per tonne (g/t)	3.28	3.50	3.38	3.41
Average Recovery Rate	84.3%	81.4%	82.4	81.5%
Gold (ounces)
- Produced	29,055	25,387	80,755	79,556
- Sold	37,254	25,387	80,755	79,556
Cash operating costs (per ounce sold)	$450	$381	$435	$399
Total cash costs (per ounce sold)	$612	$563	$602	$575
Financial Data (millions)
Gold revenues	$42.9	$32.1	$96.8	$102.7
Depreciation and depletion	$8.8	$4.9	$18.1	$16.7
Gross profit – gold mining operations	$11.3	$12.9	$30.1	$40.2
Sustaining capital expenditures	$5.0	$2.1	$13.8	$6.9

Gold production for the quarter was 14% higher year on year mainly due to a drawdown of gold-in-circuit inventory. Cash operating costs per ounce were 18% higher for the quarter mainly due to higher ore tonnes mined at a lower head grade (123,343 tonnes at 2.63 g/t compared to 63,343 tonnes at 3.67 g/t year on year). Capital spending included capitalized waste stripping at the Jinlonggou pit, development of the decline at the Qinlongtan deposit, and tailings dam construction.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	339,300	353,048	990,744	1,090,006
Average treated head grade - grams per tonne (g/t)	4.09	3.86	4.13	4.01
Average Recovery Rate	85.9%	87.1%	86.4%	87.1%
Gold (ounces)
- Produced	38,028	39,421	112,948	126,284
- Sold	32,598	39,397	107,573	126,255
Cash operating costs (per ounce sold)	$639	$609	$566	$590
Total cash costs (per ounce sold)	$719	$693	$651	$673
Financial Data (millions)
Gold revenues	$37.5	$50.7	$129.8	$163.7
Depreciation and depletion	$7.0	$11.0	$28.1	$37.0
Gross profit – gold mining operations	$7.1	$12.4	$31.6	$41.7
Sustaining capital expenditures	$2.2	$0.9	$8.6	$8.0

Gold production was 4% lower year on year mainly as a result of the completion of open pit mining in the first quarter this year. Cash operating costs were 5% higher due to lower gold production. Gold sales were impacted by shipping delays at quarter end, which pushed 5,851 ounces of September gold production into October sales. No shipping delays are expected to occur for the rest of the year.

6

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine- month periods ended September 30, 2015

Capital expenditures for the quarter included underground development, mining equipment and tailings dam capacity improvements.

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Milled	214,025	218,500	631,385	632,923
Average treated head grade - grams per tonne (g/t)	2.85	2.79	3.12	3.48
Average Recovery Rate	86.1%	89.4%	87.3%	88.1%
Gold (ounces)
- Produced	16,359	18,130	55,925	65,603
- Sold	16,359	18,130	55,925	65,603
Cash operating costs (per ounce sold)	$761	$648	$699	$611
Total cash costs (per ounce sold)	$799	$691	$738	$651
Financial Data (millions)
Gold revenues	$18.6	$23.2	$67.1	$84.9
Depreciation and depletion	$5.8	$6.9	$19.0	$25.0
Gross profit – gold mining operations	($0.3)	$3.7	$6.8	$17.2
Sustaining capital expenditures	$5.3	$5.8	$9.5	$15.1

Gold production during the quarter was 10% lower year on year mainly due to gold in circuit inventory movements and lower tonnes and average recoveries. Cash operating costs per ounce were 17% higher mainly due to higher stope development activities as well as lower gold production. Capital expenditures included capitalized underground development, processing plant improvements and tailings dam works.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes Processed	0	208,583	20,017	602,785
Iron Ore Produced	0	180,152	16,038	517,951
Average Grade (% Fe)	0	63.4%	63.7%	63.0%
Iron Ore Tonnes
- Sold	0	135,093	47,797	439,993
Average Realized Iron Ore Price	$0	$46	($8)	$65
Cash Costs (per tonne produced)	$0	$60	$34	$62
Financial Data (millions)
Revenues	$0	$6.3	($0.4)	$28.8
Depreciation and depletion	$0.5	$1.3	$1.5	$4.3
Gross profit / loss from mining operations	($0.6)	($10.6)	($3.5)	($10.2)
Sustaining capital expenditures	$0	$0	$0	$1.0

Vila Nova continued on care and maintenance during the third quarter.

7

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2015	2014	2015	2014
Tonnes ore mined (wet)	24,477	60,006	122,207	174,523
Tonnes ore processed (dry)	20,989	58,230	111,435	169,227
Pb grade (%)	6.09%	5.63%	6.53%	5.96%
Zn grade (%)	9.52%	9.66%	9.45%	10.75%
Ag grade (g/t)	162	146	174	153
Tonnes of concentrate produced	5,281	14,363	28,498	46,013
Tonnes of concentrate sold	5,599	15,884	32,495	45,590
Average realized concentrate price (per tonne)	$757	$960	$825	$885
Cash Costs (per tonne of concentrate sold)	$997	$737	$815	$716
Financial Data (millions)
Revenues	$4.2	$15.2	$26.8	$40.3
Depreciation and depletion	$1.2	$2.3	$6.2	$6.3
Earnings/(loss) from mining operations	($4.1)	$1.3	($7.4)	$1.5
Sustaining capital expenditures	$0.5	$1.2	$1.8	$2.7

Concentrate production for the third quarter was lower year on year due to lower ore tonnes processed and lower zinc head grade. Plant throughput was affected by lower mine production as a result of fewer production stopes available in the mine as well as the five week suspension of activities at the Kassandra mines. During the quarter the Company recorded a non-cash $1.6 million write-down of lead and zinc concentrate inventories due to low metal prices, which is included in the $4.1 million loss for the quarter.

Gold projects update

TURKEY

Kisladag Mine Optimization

Modifications to the crushing and screening circuits began during the quarter with the goal of optimizing product crush size. Completion is targeted for the first quarter of 2016. Engineering for the Phase IV primary crusher and expansion circuit was ongoing during the quarter. Modification of the leach pad conveying system to increase throughput began with commissioning of the system scheduled for early 2016. Installation of the new 154 KV substation was completed. Approvals were received from Turkish regulatory authorities for construction of the transmission line feeding the substation, and preliminary work began on the line. A total of $8.6 million was spent on mine expansion and optimization work.

GREECE

Olympias

Underground development and refurbishing continued during the quarter in parallel with tailings retreatment. Development of the main decline accessing the orebody from the Kokkinolakas valley also progressed using cover grouting to provide control of ground water inflows during excavation. Significant progress was made on the construction of the Kokkinolakas TMF. During the quarter, Olympias treated 119,314 tonnes of tailings and produced 2,989 gold ounces. An estimated 900,000 wet metric tonnes of tailings remain to be reclaimed from the tailings dam.

The basic engineering package for Phase II was completed during the quarter with the project advancing to the detailed engineering and procurement phase. Good progress was made with the completion of the Hazard and Operability Study review and a 30% milestone design review. Procurement activities were ramped up with the placement of purchase orders for the flotation cells and ball mill. Detailed geotechnical investigations also took place, and the civil detailed design contractor commenced the civil/structural design, and detailing of the priority areas. The five week suspension of activities at the Kassandra mines impacted site work, however engineering and procurement continued. Overall expenditure for the period was $12.9 million.

8

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Skouries

Prior to the five week suspension of activities construction advanced with equipment and structural steel deliveries to the site. Installation of structural steel and flotation tanks also commenced in the flotation buildings with good progress. Favorable weather during the quarter enabled progress on earthworks. Work also progressed on the construction of the Karatzas Lakkos tailing storage facility, with excavation and profiling started in the ravine bed in preparation for the installation of the bottom outlet. During the suspension period, work continued on finalising the engineering and procurement activities with substantial completion projected by the end of the fourth quarter. Overall expenditure for the period was $24.7 million.

Perama Hill

Expenditures on Perama Hill were kept to a minimum during the quarter pending receipt of approval of the Environmental Impact Assessment (“EIA”). A total of $0.2 million was spent on Perama Hill.

ROMANIA

Certej

Following the release of the results from the positive feasibility study in the second quarter, work continued on further optimization of the project through a series of trade off studies which are now underway. This work includes process improvements around silver recovery as well as defining supply based opportunities associated with lime, limestone and oxygen supplies. Engineering support for ongoing permitting activities continues as a key focus of effort through the end of 2015.

A total of $2.5 million was spent on Certej including site work, ongoing metallurgical testwork, and engineering support.

CHINA

Eastern Dragon

Permitting work continued on preparation of reports and information as follow-on from receipt of the Project Permit Approval (PPA) from the National Development and Reform Commission. Installation work related to completion of structural steel support and access to the process circuit continued inside the plant facilities while additional infrastructure items related to completion of power and heating facilities were ongoing. Overall expenditure for the period was $0.6 million.

BRAZIL

Tocantinzinho

Following completion and release of the positive feasibility study in the second quarter activity continued on development of opportunities identified in the study. In addition to an engineering analysis of the process design, the impact of the continued weakening of the Brazilian Real on the project economics is being assessed. Work on improving access to the site resumed during the dry season. A total of $1.1 million was spent on Tocantinzinho.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Exploration update

Greece

Third quarter exploration activities were limited to brownfields programs in the Halkidiki district. Underground drilling continued at Stratoni, targeting the along-strike western extension of the Mavres Petres orebody.

Romania

Drilling programs were conducted at the Magura and Muncel projects. At Magura, 22 drillholes tested a series of epithermal veins and peripheral stockwork zones over a strike length of approximately one kilometre. At Muncel, drilling tested for downdip extensions of historically mined ore bodies.

Turkey

Exploration drilling commenced late in the quarter at the Dolek porphyry/epithermal prospect in northeastern Turkey. The current program is testing several structurally-controlled mineralized zones spatially associated with magnetic and geochemical anomalies. Detailed mapping and sampling programs continued at Efemcukuru, in preparation for surface drilling of new targets planned for the fourth quarter.

China

At White Mountain, underground exploration drilling was limited during the quarter to three step-out drillholes in the Far North zone. All three drillholes intersected high-grade breccia zones along or just beneath the targeted sandstone-dolomite contact. At Tanjianshan, underground exploration drilling from the Qinlongtan North decline continued through the quarter.

Brazil

Drilling continued at the KRB prospect in the Tocantinzinho project area, with 11 drillholes completed along the 2000 metre long soil anomaly.

Quarterly results

millions (except per share amounts)

	2015	2015	2015	2014	2014	2014	2014	2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$211.5	$214.2	$238.3	$259.0	$263.5	$265.5	$279.9	$231.7
Profit (loss)(1)	($96.1)	($198.6)	($8.2)	$13.9	$19.8	$37.6	$31.3	($687.5)
Earnings (loss) per share(1)
- basic	(0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)
- diluted	(0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)

(1) Attributable to shareholders of the Company

As discussed above, the quarterly results for the third quarter of 2015 were affected by a change in Greek income tax rates resulting in a $63.5 million charge to income tax expense. The second quarter of 2015 was affected by the write down of Certej of $214.1 million net of taxes. Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company’s Jinfeng and Eastern Dragon gold properties.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs
millions (except for gold ounces sold and cost per ounce sold)	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Production costs (from consolidated income statement)	$117.7	$123.5	$352.6	$380.8
Vila Nova and Stratoni production costs	5.6	19.8	28.1	59.7
Production costs – excluding Vila Nova and Stratoni	$112.1	$103.7	$324.5	$321.1
By-product credits and other adjustments	(1.1)	(0.9)	(3.3)	(3.6)
Total cash cost	$111.0	$102.8	$321.2	$317.5
Royalty expense and production taxes	(10.4)	(10.4)	(29.1)	(32.9)
Cash operating cost	$100.6	$92.4	$292.1	$284.6
Gold ounces sold	182,124	189,321	534,000	570,570
Total cash cost per ounce sold	$609	$543	$601	$556
Cash operating cost per ounce sold	$552	$488	$547	$499

All-in sustaining cash cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs	Q3 2015	Q3 2014	YTD 2015	YTD 2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$111.0	$102.8	$321.2	$317.5
Sustaining capital spending at operating gold mines	26.0	21.9	63.1	79.4
Exploration spending at operating gold mines	2.6	3.1	6.0	6.4
General and administrative expenses	12.6	11.4	47.3	44.1
All-in sustaining cash costs	$152.2	$139.2	$437.6	$447.4
Gold ounces sold	182,214	189,321	534,000	570,570
All-in sustaining cash cost per ounce sold	$835	$735	$819	$784
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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended September 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net (loss) earnings attributable to shareholders	($96.1)	$19.8	($302.9)	$88.7
Impairment loss on mining interests and goodwill, net of tax	0.0	0.3	214.1	2.1
Loss (gain) on disposal of assets	0.0	0.1	0.0	1.4
Losses (gains) on available-for-sale securities	0.0	0.0	0.0	0.1
Impact of change in Greek income tax rate	63.5	0.0	63.5	0.0
Transaction costs	0.6	7.6	1.9	7.6
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	20.9	8.3	42.6	9.3
Other asset write-downs	7.1	0.0	13.3	0.0
Total adjusted net earnings (loss)	($4.0)	$36.1	$32.5	$109.2
Weighted average shares outstanding	716,587	716,284	716,586	716,254
Adjusted net earnings (loss) ($/share)	($0.01)	$0.05	$0.05	$0.15

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition and liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $43.4 million in cash, compared to $78.7 million in 2014. In addition, cash flow of $3.8 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($6.5 million – 2014).

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Investing activities

The Company invested $93.0 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $50.6 million while sustaining capital spending at our producing mines totalled $26.5 million ($26.0 million at our producing gold mines and $0.5 million at Stratoni). A total of $4.8 million was spent on tailings retreatment. Capitalized exploration totalled $3.4 million. We also spent $0.4 million on land acquisitions. A total of $7.1 million in bond interest was also capitalized. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Capital resources

(millions)	September 30, 2015	December 31, 2014
Cash, cash equivalents and term deposits	$388.8	$501.3
Working capital	$456.5	$646.2
Debt	$588.8	$603.5

Management believes that the working capital at September 30, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	-	-	-	600.0	600.0
Capital leases	0.2	1.6	-	-	1.8
Operating leases	7.3	6.0	5.7	5.3	24.3
Purchase obligations	54.8	8.3	0.2	-	63.3
Totals	62.3	15.9	5.9	605.3	689.4

The above table does not include interest on debt.

As at September 30, 2015, Hellas Gold (“Hellas”) had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 27,986 dry metric tonnes of zinc concentrates, 13,006 dry metric tonnes of lead/silver concentrates, and 35,066 tonnes gold concentrate through the financial year ending December 31, 2015.

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2015 through March 2016, this amount is equal to $4.14 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

As at September 30, 2015, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 11,160 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

Debt

Significant changes in our debt from that disclosed in our December 31, 2014 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

During the quarter ended September 30, 2015, Jinfeng repaid the remainder RMB 50.0 million ($7,860) on this facility.

Senior notes

The fair market value of the notes as at September 30, 2015 was $524.3 million.

Entrusted loan

As at September 30, 2015, RMB 663.5 million ($104,306) had been drawn under the entrusted loan. The loan has been recorded on a net settlement basis.

Dividends

On August 26, 2015 Eldorado paid $5.5 million in dividends to shareholders of record. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Equity

This quarter no shares were issued related to stock options and warrants being exercised.

Common shares outstanding - as of September 30, 2015 - as of October 29, 2015	716,587,134 716,587,134
Share purchase options - as of October 29, 2015 (Weighted average exercise price per share: $10.08 Cdn)	26,074,152

Other information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
15

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and nine-month periods ended September 30, 2015

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 27, 2015. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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